Exhibit 4.11

SERVICES AGREEMENT

Made and Entered into on the 5th Day of January 2016.

Between:	ASIA PITUACH (A.D.B.M.) LTD.

Company No. 520036062

of 7 Jabotinsky Street, Ramat Gan.

(hereinafter: the “Company”)

On the One Part;

And:	L.I.A. PURE CAPITAL LTD.

Company No. 514408715

of 112 Rokach Street, Ramat Gan

(hereinafter: the “Service Provider”)

On the Second Part;

Whereas	The Company is a public company, whose shares are traded on the Tel Aviv Stock Exchange Ltd.; and

Whereas	The Company is contemplating to close a merger transaction by way of an exchange of stock with 4Eyes Autonomous Ltd. (hereinafter: the “Merger Transaction” and “4Eyes”, respectively); and

Whereas	The Service Provider serves as the Chief Executive Officer (hereinafter: the “CEO”) of the Company and the Company wishes that the Service Provider will continue to provide services to the Company as a business development consultant as well as a consultant in the field of capital markets following the closing of the Merger Transaction, as set forth in this Agreement below; and

Whereas	The Service Provider is qualified, experienced and authorized under the provisions of any law to serve in such position; and

Whereas	The Company is interested in receiving the services of the Service Provider in anything connected to such position; and

Whereas	The Service Provider declares that he has the required experience, ability and knowledge to provide the aforesaid services and is capable of providing such services to the Company as set forth in this Agreement; and

Whereas	The parties are interested in regulating the terms and conditions concerning the providing of the services to the Company by the Service Provider and to put them into writing, all as set forth in this Agreement below;

Therefore, it was Declared, Stipulated and Agreed between the Parties as follows:

1.	Preamble, Interpretation and Definitions

1.1.	The preamble hereto constitutes an integral part hereof.

1.2.	The section headings are for convenience only and should not be relied upon for the construction or interpretation of this Agreement.

1.3.	The provisions of any other and/or previous agreements among the Company and/or its held companies and the Service Provider are hereby made null and void, unless expressly provided otherwise herein.

2.	Acceptance, Waiver and Settlement of Claims

2.1.	The Service Provider hereby confirms that the providing of his services to the Company under this Agreement is not connected in any manner to the previous period of his service with the Company prior to the Merger Transaction and does not create any continuous or accrued seniority with respect to such previous period (hereinafter: the “Previous Period”).

2.2.	The Service Provider hereby declares and acknowledges that he had received from the Company, on the due dates, all the rights and money to which he was entitled with respect to the Previous Period and that the Company is no longer liable to pay him any money for such Previous Period and for the termination thereof.

2.3.	The Service Provider hereby declares and acknowledges that neither him nor any of his successors and/or those acting on his behalf have or shall have any demands and/or claims whatsoever, against the Company and/or against any of its subsidiaries and/or parent company and/or a combined company and/or any affiliate thereof, and/or anyone on their behalf and/or any of their past, present or future employees and/or managers and/or shareholders (hereinafter: “Anyone on Behalf of the Company”), with respect to the Previous Period and/or termination thereof, for any reason whatsoever and however caused and he hereby fully, finally and absolutely waives any such demands and/or claims.

3.	The Nature and Scope of the Position

3.1.	The Company will receive from the Service Provider and the Service Provider will provide the Company the following services: The Service Provider will serve as the Company's business development consultant as well as a consultant in the field of capital markets and devote his services hereunder in accordance with the Company’s needs in a scope of 40% of a position, this from the date of signing this Agreement and as provided in this Agreement above and below (hereinafter: the “Services”).

3.2.	The Service Provider will report to and be subordinated to the Company’s CEO and to his decisions.

4.	Identity and Declarations of the Service Provider

4.1.	The Services will be provided to the Company on behalf of the Service Provider through Mr. Kfir Silberman, Identity Card No. 037202710 and anyone on his behalf and that this constitutes a fundamental condition of this Agreement.

4.2.	The Service Provider will provide the Services to the Company in accordance with the needs of the Company at a scope which is not lower than 40% of the ordinary working hours of a salaried employee.

4.3.	The Service Provider hereby declares that he is aware of everything that is required for the providing of the Services and undertakes to provide his Services to the Company with dedication and professionalism, subject to the Company’s policies, as applicable from time to time and in accordance with the instructions to be given to him from time to time by the Company and to efficiently, loyally and skillfully devote his best skills, time and efforts, as agreed upon in this Agreement.

4.4.	The Service Provider hereby declares that no limitation and/or prevention exists under any agreement and/or law and/or any other prohibition for fulfilling his undertakings hereunder and that in the event that any such limitation arises in the future, he shall promptly inform same to the Company. The Service Provider further undertakes, that in the execution of his undertakings hereunder and in the providing of the Services, he shall comply with the provisions of any law.

5.	The Agreement Term and Revocation

5.1.	The engagement period under this Agreement will commence on the signing date of this Agreement (where this Agreement is signed immediately following the Closing of the Merger Transaction) and continue for a period of 12 months following the signing date of this Agreement and will be automatically renewed for an additional term of 12 months each time, for a total period of 36 months (without the need to sign the Agreement once again on each renewal date) (hereinafter: the “Engagement Period”).

5.2.	Notwithstanding that stated in section 5.1 above, each party hereto may terminate the Engagement Period under this Agreement, for any reason whatsoever, provided the Service Provider gives the Company a prior written notice of 6 months, and to the extent that the Company wishes to terminate the engagement, then, the Company shall deliver a prior notice to the Service Provider 6 months in advance of its wish to terminate the engagement with him and such termination shall not be deemed as breach of the Agreement (hereinafter: the “Prior Notice” and the “Prior Notice Period”, respectively).

5.3.	In the event that one of the parties notifies the other party of such termination of the Agreement as set forth in section 5.2 above, the Service Provider will continue to provide the Services hereunder, to the best of his ability and fully cooperate with the Company, until the expiry of the Prior Notice Period, against payment of the full consideration for such notice period. Notwithstanding the aforesaid, the Company may, at its sole discretion, instruct the Service Provider to immediately stop providing his Services, without the need to provide such Services during the Prior Notice Period, or terminate the Services at any time during the Prior Notice Period, provided the Company pays the Service Provider, in advance, on the due date for payment, the full consideration owing for the remainder of the Prior Notice Period.

5.4.	Notwithstanding that stated in section 5.1 above, the parties agree that the Company may immediately terminate the engagement with the Service Provider, without Prior Notice and without obligating the Company to pay for such Prior Notice Period, in each of the following events:

5.4.1.	The Service Provider has fundamentally breached his obligations under this Agreement.

5.4.2.	The Service Provider was convicted of a criminal offense involving moral turpitude.

5.4.3.	Initiation of the bankruptcy proceedings against the Service Provider.

5.4.4.	The Service Provider passed away and/or became incapacitated and/or lost his work ability for a period exceeding 45 days.

5.5.	Should the Service Provider's service end, for any reason, including, without limitation, under the provisions of this section above, the Service Provider undertakes to immediately and without delay return to the Company, at the location indicated by the Company, any written and/or printed and/or recorded and/or typed material and/or any other information that reached him or anyone on his behalf or was prepared by him or by anyone on his behalf in connection with the providing of the Services under this Agreement.

5.6.	The Service Provider further undertakes to return to the Company any equipment and/or assets belonging to the Company and in his possession, all in good condition as such were received by the Service Provider, save for depreciation and normal wear and tear due to reasonable use thereof.

5.7.	It is hereby clarified, that upon revocation of the Agreement, for any reason, any provisions which by their nature are intended to survive the expiry or termination of this Agreement, shall so survive, including, without limitation, the following sections: 5 (Agreement Term and Revocation), 8 (Absence of Employer - Employee Relationship), 9 (Confidentiality) and 10 (Miscellaneous).

6.	Company Supervision

By virtue of his position, the Service Provider shall be subordinated to the CEO of the Company.

7.	Consideration and Benefits

7.1.	In consideration for and subject to full compliance of the Service Provider with the provisions hereof, the Company will pay the Service Provider a fixed monthly payment in the amount of NIS 27,500 (Twenty seven thousand five hundred Israeli Shekels), plus lawful VAT, against a duly issued tax invoice (hereinafter: the “Monthly Payment”).

7.2.	In addition, the consultant/Service Provider will be entitled to reimbursement of his expenses incurred in Israel and abroad in connection with the providing of the Services, in accordance with the Company’s expenses’ coverage procedure.

7.3.	To the extent that for any reason during a certain period (including reserve military service days) no Services are provided by the Service Provider, a pro rata share of the Service Provider’s Monthly Payment will be set off, excluding an accumulated period of up to 22 days each year, which for the purposes of implementing this provision will not be taken into account. The Service Provider will report, once a month, of any leave of absence and the number of reserve military service days taking place during the month, excluding weekends.

7.4.	The Monthly Payment will be paid by the 15th day of the month for the previous month and subject to the receipt of a duly issued tax invoice of the Service Provider.

7.5.	Capital Raising - In addition to the Monthly Payment set forth above, the Service Provider is entitled to a 5% capital raising commission to be derived from each investment amount (including exercise of options arising from the investment amounts) actually received by the Company as a result of any capital raising transaction of any entity introduced by the Service Provider to the Company, subject to his assistance to the Company in the implementation of such capital raising transaction, as reasonably requested and acceptable to the Company and subject to the approval by the necessary corporate organs. It is clarified that the Service Provider will not be entitled to any such commission in case of exercise of options granted to the Company’s employees and/or service providers pursuant to an employee options plan adopted by the Company, including, without limitation, for the options allocated to Mr. Eliyahu Yoresh as part of, and/or as a result of, the Merger Transaction.

7.6.	The amounts payable to the Service Provider as set forth in this section 7 constitute the full, agreed and final consideration for the Services to be provided by Service Provider hereunder, including any payment, tax, levy and/or fee of any kind whatsoever as well as all related and/or ancillary payments for the Services hereunder.

7.7.	The Service Provider shall be responsible for the payment of any taxes and for any other mandatory payments applicable with respect to the payments, rights and benefits to which the Service Provider is entitled under this Agreement. Without derogating from the generality of the aforesaid, to the extent it is liable to do so under any law, the Company may withhold at source, from any consideration payable to the Service Provider hereunder, all taxes required to be paid under the law, unless the Service Provider delivers to the Company an exemption from the withholding of tax at source.

8.	Absence of Employer - Employee Relationship

8.1.	The Service Provider hereby declares that he owns an independent business, through which he provides the Services to the Company; the Service Provider further declares that he is registered as an independent dealer for VAT purposes and registered as an independent dealer/ self-employed with the National Insurance Institute and the Income Tax authorities.

8.2.	The Service Provider declares and undertakes that this type of Engagement, as set forth herein, was specifically elected by him and that he is fully aware of any consequences and implications arising from this type of engagement.

8.3.	The Service Provider hereby declares that in the framework of providing the Services under this Agreement, there have not been, and there will be no, employer - employee relationship between him and the Company with all the implications of that statement. This, in light of the Service Provider’s explicit election not to become an employee of the Company and his election to provide the Services in the status of an independent contractor, after fully understanding the entire significance of such status, as set forth in section 8.2 above.

8.4.	The Service Provider hereby undertakes to indemnify the Company for any actions, whatsoever, commenced against the Company, due to the question of whether employer - employee relationship have existed between him and the Company, regardless of whether such action commences by the Service Provider and/or any of his employees and/or successors and/or their legal heirs or by any other third party.

8.5.	Without derogating from the aforesaid in section 8.1 above, the Service Provider hereby declares that it is clear to him and he agrees that the consideration set forth in section 7 above is based on his declarations in sections 8.1-8.4 above, on the representation he made to the Company and the basic assumption underlying the agreement between him and the Company that there have not been, and there will be no, employer - employee relationship between him and the Company.

8.6.	Therefore, the Service Provider hereby agrees that in the event that he claims and/or demands any rights from the Company due to the existence of employer - employee relationship between him and the Company and/or if any legal instance and/or any other entity determines, that indeed such employer - employee relationship exist, the Quantum meruit (reasonable value of services) of the Service Provider as employee will be calculated as 60% of the consideration stipulated in section 7 above and such consideration shall be deemed to have been initially agreed and the Service Provider will return to the Company the difference of 40% of the consideration plus lawful linkage differentials and interest, from the date of payment of any such consideration until actual payment thereof.

That stated in this section shall apply, regardless of whether a claim regarding the existence of any employer - employee relationship is raised and/or if any such action is commenced against the Company and/or any other affiliate thereof, by the Service Provider or by any of his employees and/or successors and/or their estate and/or their heirs and/or by any other third party related thereto and in this context, the Service Provider and/or his estate shall be deemed liable to make restitution as aforesaid, prior to making any payment whatsoever to the Service Provider and/or his estate and/or successors.

8.7.	That stated in this section, including all of its subsections, shall be regarded as a fundamental condition of this Agreement.

9.	Confidentiality

9.1.	The Service Provider undertakes to comply with the provisions of any law, including the provisions of the Securities Law, 5728-1968 and/or the Regulations promulgated thereunder in anything relating to information on the business activities of the Company. The Service Provider is aware of the fact that any such information which is not publicly available is the property of the Company. The foregoing shall not apply to any information that is already generally available to the public, provided it has not reached the public domain as a result of an act or omission of the Service Provider and/or anyone on his behalf.

9.2.	The Service Provider’s undertakings under this section constitute fundamental conditions of this Agreement.

10.	Miscellaneous

10.1.	Parties' addresses for the purposes of this Agreement are as follows:

10.1.1.	The Service Provider - 112 Rokach Street, Ramat Gan.

10.1.2.	The Company - 5 Kineret Street, Bnei Brak.

10.2.	Any notice sent by one party to the other party will be deemed to have been received by the addressee within 72 hours after being posted at the post office in a registered letter and if delivered by hand, shall be deemed to have been immediately received.

10.3.	This Agreement represents the entire agreements and understandings between the parties in relation to the providing of the Services and replaces and revokes any prior agreement and/or understanding.

10.4.	Any change and/or revocation of any of the provisions hereof may only be made by a writing signed by both parties.

10.5.	The Service Provider may not endorse or assign to any other person all or any of his rights and/or obligations under this Agreement, unless the Company has given its prior written approval for such.

10.6.	The Service Provider has no and shall have no right of lien over any documents belonging to the Company, including documents which were prepared by and/or through him or any of the Company’s equipment, which was made available for his use in the course of providing the Services, and he will return any such documents or equipment to the Company upon its first demand, unless such involve a Substantial Default in payment of the Monthly Payment by the Company as set forth in section 7.4 above, and for this purpose, “Substantial Default” means a delay of 60 days following the due day for payment of the Monthly Payment set forth in section 7.4 above, in which case, the right of lien shall be available to the Service Provider. The foregoing shall not derogate from any rights and/or relief available to the Service Provider under any law.

10.7.	No delay in exercising, or non-exercising, any of the parties’ rights under this Agreement shall be deemed as waiver or preclusion on the part of such party.

10.8.	This Agreement is governed by the laws of the State of Israel. The parties hereby submit to the exclusive jurisdiction and venue of the competent courts and tribunals in the Tel-Aviv for any disputes arising in connection with this Agreement.

In Witness Whereof the Parties have set their
Hand on the Date set forth in the Preamble hereof:

/s/ Kfir Silberman	ASIA PITUACH (A.D.B.M.) LTD.
L.I.A. PURE CAPITAL LTD.
By the authorized Signatory on its behalf	By:	/s/ Eli Yoresh
Mr. Kfir Silberman	Name:	Eli Yoresh
	Title:	CFO